Mail Stop 4561
      January 10, 2006

Mr. Mark Corrao
Chief Financial Officer
Stikeforce Technologies, Inc.
1090 King Georges Post Road, Suite 108
Edison, NJ 08837

	RE:	Strikeforce Technologies, Inc.
		Form 8-K filed 1/06/06
            	File No. 333-122113

Dear Mr. Corrao:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed January 6, 2006

1. Amend the report to include all of the information required by
Item 304 of Regulation S-B. Item 304(a)(1) of Regulation S-B requires a statement whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-
B.

Exhibit 16

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3432.


								Sincerely,



								William H. Demarest
								Staff Accountant
??

??

??

??

Mr. Mark Corrao
Strikeforce Technologies, Inc.
January 10, 2006
Page 1